29 July 2013

National Grid plc
Interim Management Statement for the period 1 April 2013 to 28 July 2013

HIGHLIGHTS

• Solid operational and financial performance during the period
• UK: Good progress developing UK business to deliver outperformance under RIIO
• US: Positive start to the year with all outstanding rate plan settlements now approved

Steve Holliday, Chief Executive, said:

“Our businesses have started the year well.

In the UK, our focus has been on embedding developments in our business model to enable performance improvements under the new agreed RIIO framework. Alongside changes to our organisational model and wider cost saving initiatives, we have also developed our approach to investment and efficiency, to drive improved execution and help us to deliver the performance expected of us.

In the US, our team continues to focus on improving customer service and returns by securing the benefits of the recent rate filings while focusing on resolving issues related to the SAP implementation started last year.

As a result, we are maintaining our outlook for 2013/14, reflecting the expected delivery of another year of solid operating and financial performance.”

BUSINESS UPDATE

Growth and Investment

In line with guidance for the current year given in May 2013, National Grid expects to invest in the region of £3.6bn to £3.9bn in its businesses in 2013/14. This level of investment is consistent with National Grid’s expectation of growing regulated assets by around 6% per annum over the next few years, while maintaining a secure and well financed balance sheet.

In the regulated UK Transmission and Distribution businesses capital investment for 2013/14 is expected to be in line with 2012/13 levels. Major activities underway include the London Power Tunnels project and further progress on planning for the western high voltage direct current (HVDC) link with Scotland.

In the US, investment continues at a steady level, in line with the updated medium term guidance of around £1.3bn to £1.4bn ($2bn) per annum, focused on the improvement and renewal of existing infrastructure, the delivery of improved service, selected transmission investments and connection of new customers. Major projects include the c. $800m New England East West System transmission project, now approximately 65% complete.

Regulatory Developments

In the UK, in July, Ofgem, the energy regulator, issued its licence modification notice implementing a new Balancing Services Incentive Scheme for National Grid’s UK electricity transmission operations. This scheme is proposed to run for 2 years from 1 April 2013 with a 25% company share of above or below target performance and an annual cap and collar on National Grid’s profit under the scheme of plus or minus £25m. National Grid believes that these revised arrangements provide a reasonable opportunity to earn additional revenues at the same time as reducing costs for customers through incentivised performance.

More widely, the new UK Energy Bill including Electricity Market Reform (EMR) continues its passage through Parliament and is expected to include new roles for National Grid as the EMR delivery body which will include managing the capacity mechanism alongside its existing system operator responsibilities. National Grid has also issued a consultation on two new balancing services that could provide additional reserves to support the operation of the system in the event of an uncertain security of supply outlook. These new responsibilities are not expected to have any material impact on National Grid’s financial performance.

In the US, during May and June the business received regulatory approvals for a new rate settlement for its downstate New York gas business (KEDNY) and a new Power Service Agreement with the Long Island Power Authority for its Long Island Generation business, regulated by the Federal Energy Regulation Commission (FERC). Now that these settlements have both been approved, there are no outstanding rate case filings at this time.

FINANCIAL UPDATE

There have been no material changes to the financial position of the Company during the period. National Grid has a strong balance sheet, underpinned by regulatory revenues, which is key to its ability to secure the required long-term funding for both the UK and the US businesses. Interest cover, gearing and other financial metrics remain within comfortable ranges to sustain the Group’s strong credit ratings in the medium term and support the policy of growing the dividend at least in line with RPI inflation for the foreseeable future.

TECHNICAL GUIDANCE

Technical guidance is largely unchanged from that included in the full year results statement of 16 May 2013.

Work to complete the US financial system and process implementation has been more complex than expected and the business is continuing to incur costs associated with operating manual processes while system issues are resolved. As a result taking into account delays to date and current planned actions during the next few months, implementation costs in 2013/14 are now expected to be of a similar order of magnitude to those in 2012/13.

The impact of these cost increases are expected to be offset by stronger than expected performance in the UK and US businesses including increased revenues from the French Interconnector in the UK Transmission business driven by higher power price differentials between the UK and the Continent.

CONTACTS

Investors
John Dawson	+44 20 7004 3170	+44 7810 831944 (m)
George Laskaris+1 718 403 2526		+1 917 375 0989 (m)
Andy Mead Tom Hull	+44 20 7004 3166 +44 20 7004 3172	+44 7752 890787 (m) +44 7890 534833 (m)
Media Chris Mostyn Gemma Stokes	+44 20 7004 3149 +44 1926 655272	+44 7774 827710 (m) +44 7974 198333 (m)
Brunswick Tom Burns Mike Smith	+44 20 7404 5959 +44 20 7404 5959

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, announcements from and decisions by governmental bodies or regulators (including the timeliness of consents for construction projects); breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches arising from the potentially harmful nature of its activities; network failure or interruption (and National Grid’s actual or perceived response thereto), the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of Superstorm Sandy and other major storms as well as the results of climate change or due to unauthorised access to or deliberate breaches of National Grid’s IT systems or otherwise; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation projects (including the US foundation programme); and customers and counterparties failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the loss of key personnel or the ability to attract, train or retain qualified personnel and any significant disputes arising with the National Grid’s employees or the breach of laws or regulations by its employees; and incorrect or unforeseen assumptions or conclusions (including financial and tax impacts and other unanticipated effects) relating to business development activity, including assumptions in connection with joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may affect National Grid, please read the Strategic Review section and the ‘Risk factors’ on pages 176 to 178 of National Grid’s most recent Annual Report on Form 20-F. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.